Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Announces Results of Annual General Meeting

VANCOUVER, BC – March 28th 2014 - PNI Digital Media (TSX: PN; OTCQX: PNDMF), (“PNI” or the “Company”), the leading innovator in online and in-store digital media solutions for retailers, announced the results of the Company’s Annual General Meeting (“AGM”) which was held on March 27th, 2014 in Vancouver, Canada.

The following matters were approved by Shareholders as set out in the Information Circular that accompanied the Notice of Annual General Meeting dated February 25th, 2014:

•	The number of directors of the Company is fixed at five;

•	The election of Messrs. Peter Fitzgerald, Kyle Hall, Robert Chase, Dave Jaworski and Josef Vejvoda as Directors;

•	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor until close of the next AGM and authorizing the Directors to fix their remuneration.

About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
For Investor Relations:
TMX Equicom
James Binckly
(416) 815-0700 x228
jbinckly@tmxequicom.com

PNI Digital Media Inc.
Cameron Lawrence
(604) 893-8955 x229
ir@pnimedia.com
www.pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.  Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml.  The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release.  PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a licensed trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.